Exhibit 99.1

Hello,

My name is Maya Shah and I’m the Director of the valuations team here at Masterworks.

I am pleased to announce our latest offering, a painting by one of the most accomplished French artists, Pierre Soulages. Soulages is a master of abstraction whose work explores our perception of light in relation to the unique properties of black paint. In 2021, Soulages ranked 34th among all artists with an auction turnover of $67 million.

To provide investment quality paintings by the artist, our acquisitions team has reviewed over 150 examples of Soulages’ works from around the world, many of which are priced in excess of $1 million. Of these examples, this is the eighth we have selected to be offered on the Masterworks platform.

The current offering was completed in 1987 and measures 92 by 73 centimeters. The work belongs to the artist’s subset of “Outrenoir” paintings, which include swaths of blue paint in the highly textured surface of the painting. Works of the “Outrenoir” series were heavily featured in the artist’s solo show at the Louvre in 2019, where Soulages was the third artist ever to be honored with an exhibition during their lifetime - the other two being Pablo Picasso and Marc Chagall.

The current record for an “Outrenoir” painting at auction is held by a large format example, created the same year as the work and features a similar cobalt underlayer and sold for $3.4 million at Christie’s, London in October of 2019.

As of October 2022, other examples similar to the Painting, have sold for as much as $1.8 million at auction, including a work with blue undertones, which measures 102 x 165 centimeters and was created on the 16th of November in 1994. This work sold for $1.8 million at Sotheby’s, Paris in June of 2022 and a vertical example of a similar palette, which measures 130 x 92 centimeters, created on the 30th of April 1981. This example sold for $1.5 million at Christie’s, Paris in June of 2020.

Between December 1996 and October 2020, auction sales of similar works to our offering have increased at an estimated annualized appreciation rate of 14.9%.